AB FUNDS

501 Commerce Street

Nashville, TN 37203

March 16, 2023

VIA EDGAR CORRESPONDENCE

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Melissa McDonough

Re: In the matter of the SEC Filings set forth in Appendix B hereto

Dear Ms. McDonough:

Attached as Appendix A are responses to the comments made during your phone conversation with Phyllis Clarke and other representatives of AllianceBernstein L.P. (the "Adviser" or "we") on February 16, 2023.

If you have any questions regarding our response, please do not hesitate to call me at 914.259.7740.

Sincerely,

/s/ Joseph Mantineo

Joseph Mantineo

Treasurer and Chief Financial

Officer of each Fund

cc:	Michael Reyes, Senior Vice President of the Funds
Kyle DiGangi, AllianceBernstein L.P.
Nancy Hay, AllianceBernstein L.P.
Stephen Laffey, AllianceBernstein L.P.
Vince Noto, AllianceBernstein L.P
Jennifer Friedland, AllianceBernstein L.P
Steve Woetzel, AllianceBernstein L.P.
Phyllis Clarke, AllianceBernstein L.P.

Appendix A

Comment #1:

All Funds in Complex (Form N-CSR)

Regarding N-CSR Item 11(b), Controls and Procedures: the Funds refer to “the period”, but the Form calls for the Funds to state, “during the period covered by this report”. Please confirm nothing has changed during the period covered by the reports and adopt the new language going forward.

Response #1:

The Adviser confirms there are no changes during the period covered by these reports and will revise the language accordingly in future N-CSR filings.

Comment #2:

All Funds in Complex (Form N-CSR)

Regarding N-CSR 30a-2(a) Certification Exhibits, paragraph 4(d): the Funds, refer to stale language for the quarter and should address period covered by the report. Need amended N-CSR certification exhibits to address period that is covered in the report.

Response #2:

The Adviser has amended the Form N-CSR filings for all 2022 Annual Reports.

Comment #3:

All Funds in Complex (Form N-CSR)

Regarding N-CSR Item 4(e)(2), Principal Accountant Fees and Services: the Form requires a percentage of services approved by the audit committee pursuant to Regulation S-X Rule 2-01 (c)(7)(i)(C) to be disclosed for paragraphs b-d instead of a-c.

Response #3:

The Adviser will revise the language accordingly in future Form N-CSR filings.

Comment #4:

AB Select US Equity Long/Short Portfolio

The Fund has over 51% investment in AB Government Money Market Portfolio, prior year was around 30% and Semi-Annual around 33%. Current objective states long-term growth of capital. Please describe why such a significant amount is not disclosed within the prospectus investment strategies and risk?

Response #4:

The Adviser believes that the prospectus includes appropriate disclosure about the potential for the Fund to hold a significant level of cash and cash equivalents, like the AB Government Money Market Portfolio. The Fund’s 80% investment policy specifically includes “U.S. cash equivalents,” and disclosure elsewhere under “Principal Strategies” refers to the Fund “holding a material level of cash and/or cash equivalents.”

Comment #5:

AB Select US Equity Portfolio, AB Select US Equity Long/Short Portfolio, AB Tax-Managed Wealth Appreciation Strategy & AB Tax-Managed All Market Income Portfolio

Within the financial highlights a footnote states, “Includes the impact of proceeds received, and credited to the Fund resulted from class action settlements”. Please describe where the class action settlements are in the financials.

Response #5:

The Adviser confirms class action settlements are disclosed on the Statement of Operations within Net realized gain (loss) on Investment transactions, pursuant to FASB ASC 946-320-35-21.

Comment #6:

AB All Market Total Return Portfolio & AB Tax-Managed All Market Income Portfolio

Please advise whether any unaffiliated investment companies in which these Funds invest have made a distribution of realized gains, and if so, state separately (Reg SX 6.07.7b).

Response #6:

The Adviser confirms no distributions of realized gains were made from unaffiliated investment company investments.

Comment #7:

AB All Market Total Return Portfolio & AB Sustainable Thematic Balanced Portfolio

It was noted the fee table in the prospectus does not match the financial highlights, please reconcile the financial highlights to the fee table in the prospectus.

Response #7:

For Sustainable Thematic Balanced, the prospectus fee table restates the advisory fee to reflect the reduction in the Fund’s effective contractual advisory fee rate from .55% to .50%, effective December 1, 2021. The fee table also restates the fee waiver/expense reimbursements and net expenses to reflect the imposition of expenses caps, effective December 1, 2021 (limiting total expenses annually to 1.00%, 1.75%, .75%, 1.25%, 1.00%, .75%, and .75% for Class A, Class C, Advisor Class, Class R, Class K, Class I and Class Z shares, respectively).

The financial highlights reflect the blended advisory fee rate and total expense ratio levels for the fiscal year. The fee table does not reflect the acquired fund fees, addressed in the financial highlights footnotes, as a separate line item since acquired fund fees did not exceed .01% in the wake of investment strategy changes implemented effective December 1, 2021.

For All Market Total Return Portfolio, the prospectus fee table reflects acquired fund fees of .02% and a waiver in connection with such acquired fund fees of .01%. The financial highlights do not reflect acquired fund fees directly in the financial highlights table, but do address acquired fund fees and related waivers in the table footnotes.

Comment #8:

AB Sustainable Thematic Balanced Portfolio & AB International Strategic Core Portfolio

Both Funds have less than 5 years in the financial highlights, but the opinion addresses 5 years. Please refile the financials with an updated opinion.

Response #8:

The Adviser believes the current opinion related to the respective Fund is appropriate. All classes within both Funds present a full 5 years, except for Class Z, which has been in existence for less than 5 years.

Comment #9:

Sanford C. Bernstein Fund II, Inc (Intermediate Duration Institutional Portfolio)

Please explain if active and frequent trading is part of the investment strategy, and if so, why is the portfolio turnover risk not included within the prospectus.

Response #9:

Active and frequent trading is not part of the Fund’s investment strategy which is why portfolio turnover risk is not mentioned as a principal risk in the prospectus. In this period, the utilization of government-agency-related To Be Announced mortgage positions contributed to the Fund’s turnover rate. The Adviser monitors each Fund’s turnover rate and if it exceeds 200%, will add portfolio turnover risk to the prospectus. Further disclosure regarding portfolio turnover is included in the prospectus in the “Additional Investment Information” section.

Comment #10:

Sanford C. Bernstein Fund, Inc (California Municipal Portfolio, Diversified Municipal Portfolio, New York Municipal Portfolio, Short Duration Diversified Municipal Portfolio) & Sanford C. Bernstein Fund II, Inc (Intermediate Duration Institutional Portfolio)

Please explain why there were no proxy voting records on the website.

Response #10:

The Adviser confirms there were no proxies voted for the fixed-income Funds.

Comment #11a:

Sanford C. Bernstein Fund, Inc (Emerging Markets Portfolio)

Line graph does not assume a $10K investment as the graph shows a $25K investment. Please explain why this does not show a $10K investment.

Response #11a:

The Adviser used the minimum investment of $25K in the line graph rather than the default of $10K and believes this is consistent with the instructions to Form N-1A.

Comment #11b:

Sanford C. Bernstein Fund II, Inc (Intermediate Duration Institutional Portfolio)

Line graph assumes a $25K investment. Please explain why this does not align to the prospectus, which shows a $3MM minimum investment.

Response #11b:

The Adviser will use the minimum investment of $3MM in the line graphs in the fund’s shareholder reports going forward.

Comment #12:

Sanford C. Bernstein Fund, Inc & Bernstein Fund, Inc (Form N-CEN)

Attachment for the N-CEN internal control letter for the Sanford C. Bernstein Fund, Inc. filing also includes letter for Bernstein Fund, Inc. (and includes the Sanford C. Bernstein Fund, Inc letter for the latter Fund filing). Please amend the Form N-CEN to only include the proper control letter for the specific registrant.

Response #12:

The Adviser has amended the Form N-CEN filings Sanford C. Bernstein Fund, Inc and Bernstein Fund, Inc.

Appendix B

1940 Act File Number	Series Name	Registrant Name	Fiscal Year-End Reviewed
811-02383	AB Limited Duration High Income Portfolio	AB BOND FUND, INC.	9/30/2022
811-01716	AB Small Cap Growth Portfolio	AB CAP FUND, INC.	7/31/2022
811-01716	AB Select US Equity Portfolio	AB CAP FUND, INC.	6/30/2022
811-01716	AB Select US Long/Short Portfolio	AB CAP FUND, INC.	6/30/2022
811-01716	AB Concentrated Growth Fund	AB CAP FUND, INC.	6/30/2022
811-01716	AB Concentrated International Growth Portfolio	AB CAP FUND, INC.	6/30/2022
811-01716	AB Global Core Equity Portfolio	AB CAP FUND, INC.	6/30/2022
811-01716	AB International Strategic Core Portfolio	AB CAP FUND, INC.	6/30/2022
811-01716	AB FlexFee Large Cap Growth Portfolio	AB CAP FUND, INC.	6/30/2022
811-01716	AB Sustainable US Thematic Portfolio	AB CAP FUND, INC.	6/30/2022
811-05088	AB Sustainable Thematic Balanced Portfolio	AB PORTFOLIOS	8/31/2022
811-05088	AB All Market Total Return Portfolio	AB PORTFOLIOS	8/31/2022
811-05088	AB Tax-Managed All Market Income Portfolio	AB PORTFOLIOS	8/31/2022
811-05088	AB Wealth Appreciation Strategy	AB PORTFOLIOS	8/31/2022
811-05088	AB Tax-Managed Wealth Appreciation Strategy	AB PORTFOLIOS	8/31/2022
811-07732	ALLIANCEBERNSTEIN GLOBAL HIGH INCOME FUND INC	ALLIANCEBERNSTEIN GLOBAL HIGH INCOME FUND INC	3/31/2022
811-21034	Bernstein Intermediate Duration Institutional Portfolio	BERNSTEIN SANFORD C FUND II INC	9/30/2022
811-05555	California Municipal Portfolio	BERNSTEIN SANFORD C FUND INC	9/30/2022
811-05555	Short Duration Plus Portfolio	BERNSTEIN SANFORD C FUND INC	9/30/2022
811-05555	Diversified Municipal Portfolio	BERNSTEIN SANFORD C FUND INC	9/30/2022
811-05555	Emerging Markets Portfolio	BERNSTEIN SANFORD C FUND INC	9/30/2022
811-05555	Intermediate Duration Portfolio	BERNSTEIN SANFORD C FUND INC	9/30/2022
811-05555	New York Municipal Portfolio	BERNSTEIN SANFORD C FUND INC	9/30/2022
811-05555	Short Duration Diversified Municipal Portfolio	BERNSTEIN SANFORD C FUND INC	9/30/2022
811-05555	Overlay A Portfolio	BERNSTEIN SANFORD C FUND INC	9/30/2022
811-05555	Tax-Aware Overlay A Portfolio	BERNSTEIN SANFORD C FUND INC	9/30/2022
811-05555	Overlay B Portfolio	BERNSTEIN SANFORD C FUND INC	9/30/2022
811-05555	Tax-Aware Overlay B Portfolio	BERNSTEIN SANFORD C FUND INC	9/30/2022
811-05555	Tax-Aware Overlay C Portfolio	BERNSTEIN SANFORD C FUND INC	9/30/2022
811-05555	Tax-Aware Overlay N Portfolio	BERNSTEIN SANFORD C FUND INC	9/30/2022